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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934



For:     JUNE 16, 2000
         ------------


                                  TRICOM, S.A.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


         AVENIDA LOPE DE VEGA NO. 95, SANTO DOMINGO, DOMINICAN REPUBLIC
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                     (Address of principal executive office)


       Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F   X    Form 40-F
                                   -----            -----

       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes            No    X
                                -----        ------

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________


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                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                       TRICOM, S.A.
                                           -------------------------------------
                                                       (Registrant)



Date:    JUNE 16, 2000                     By:   /s/   CARL H. CARLSON
      ----------------------                   ------------------------
                                                 Name:  Carl H. Carlson
                                                 Title: Executive Vice President